Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Mines Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances. Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed consolidated interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

The condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

SILVERCREST MINES INC.

Table of Contents

Page

Condensed Consolidated Statements of Financial Position	3

Condensed Consolidated Interim Statements of Operations and Comprehensive Earnings	4

Condensed Consolidated Interim Statements of Cash Flows	5

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	6

Notes to the Condensed Consolidated Interim Financial Statements	7 – 17

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

AS AT
	March 31, 2014	December 31, 2013

ASSETS

Current Assets
Cash and cash equivalents	$54,519,890	$14,435,453
Amounts receivable	445,078	121,308
Prepaid expenses	352,618	387,414
Deferred finance costs (note 9)	171,586	171,586
Taxes receivable	2,985,957	6,415,814
Inventory (note 5)	11,433,482	12,896,365
Total Current Assets	69,908,611	34,427,940

Non-Current Assets
Deferred finance costs (note 9)	219,536	261,845
Property, plant and equipment (note 6)	92,622,154	93,142,570
Exploration and evaluation assets (note 7)	16,757,082	15,675,298
Total Non-Current Assets	109,598,772	109,079,713

TOTAL ASSETS	$179,507,383	$143,507,653

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$3,971,331	$5,275,153
Taxes payable	772,684	1,155,314
Deferred revenue (note 8)	1,500,921	2,627,015
Total Current Liabilities	6,244,936	9,057,482

Non-Current Liabilities
Asset retirement obligations	4,314,036	4,238,270
Credit facility obligation (note 9)	15,000,000	-
Deferred revenue (note 8)	4,841,915	4,034,767
Deferred tax liability (note 19)	9,041,000	9,043,000
Total Non-Current Liabilities	33,196,951	17,316,037

Total Liabilities	39,441,887	26,373,519

Shareholders’ Equity
Capital stock (note 10)	128,817,592	108,676,353
Reserves (note 10)	6,343,565	6,021,431
Accumulated other comprehensive loss	(3,487,505)	(3,487,505)
Retained earnings	8,391,844	5,923,855
Total Shareholders' Equity	140,065,496	117,134,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$179,507,383	$143,507,653

Nature of operations (note 1)
Commitments (note 6)
Contingencies (note 21)
Subsequent event (note 22)

Approved by the Board and authorized for issue on May 14, 2014.

“J. Scott Drever”	Director	“Barney Magnusson”	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the three months ended March 31,	2014	2013

Revenues (note 11)	$13,005,527	$15,329,642

Cost of sales (note 12)	(4,686,523)	(4,368,519)

Depletion, depreciation and amortization	(1,721,406)	(1,378,945)

Mine operating earnings	6,597,598	9,582,178

General and administrative expenses (note 13, 16)	(1,477,002)	(1,340,926)
Share-based compensation (note 10)	(571,734)	(753,790)
Foreign exchange (loss) gain	(485,448)	488,573
Accretion expense	(75,766)	(61,021)

	(2,609,950)	(1,667,164)

Operating earnings	3,987,648	7,915,014

Other income (note 14)	614,314	-
Interest income	211,035	79,262
Finance costs (note 9)	(104,008)	-

Earnings before taxes	4,708,989	7,994,276

Taxes
Current income tax expense	(2,243,000)	(2,100,000)
Deferred tax recovery	2,000	108,000

Net earnings	2,467,989	6,002,276

Other comprehensive (loss) earnings
Exchange loss in translation to US Dollars	-	(878,199)

Comprehensive earnings for the period	$2,467,989	$5,124,077

Earnings per common share (note 15)
Basic	$0.02	$0.06
Diluted	$0.02	$0.05

Weighted average number of common shares outstanding	111,315,927	107,170,245

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the three months ended March 31,	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period	$2,467,989	$6,002,276
Items not affecting cash:
Depletion, depreciation and amortization	1,721,406	1,378,945
Share-based compensation	571,734	753,790
Accretion expense	75,766	61,021
Unrealized foreign exchange gain (loss)	7,174	(780,367)
Deferred revenue (note 8)	(318,946)	(553,191)
Interest income	(211,035)	(79,262)
Finance costs	42,309	-
Current income tax expense	2,243,000	2,100,000
Deferred tax recovery	(2,000)	(108,000)
Cash flows before changes in working capital items	6,597,397	8,775,212
Amounts receivable	(319,734)	112,796
Taxes receivable	3,429,857	(1,236,361)
Prepaid expenses	45,541	(181,045)
Inventory	1,341,827	(1,115,192)
Taxes payable	1,552,370	-
Accounts payable and accrued liabilities	(759,358)	(2,147)
Cash flows before income taxes	11,887,900	6,353,263
Income taxes paid	(4,178,000)	(1,092,200)
Net cash provided by operating activities	7,709,900	5,261,063
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	20,822,001	-
Capital stock issuance costs	(1,431,086)	(1,823)
Warrants exercised	-	805,469
Stock options exercised	500,724	1,845,037
Credit facility drawdown	15,000,000	-
Net cash provided by financing activities	34,891,639	2,648,683
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment (note 6)
- Additions	(10,644,824)	(14,057,169)
- Sandstorm contribution	10,000,000	-
- Sales of silver and gold capitalized	39,987	-
Exploration and evaluation	(2,077,454)	(820,981)
Interest received	211,035	27,529
Net cash used in investing activities	(2,471,256)	(14,850,621)

Impact of exchange rate changes on cash and cash equivalents	(45,846)	(89,454)

Change in cash and cash equivalents, during the period	40,084,437	(7,030,329)
CASH AND CASH EQUIVALENTS, beginning of the period	14,435,453	28,147,049
CASH AND CASH EQUIVALENTS, end of the period	$54,519,890	$21,116,720

Cash and cash equivalents is represented by:
Cash	$54,519,890	$16,116,720
Cash equivalents	-	5,000,000
	$54,519,890	$21,116,720

Supplemental disclosure with respect to cash flows (note 17)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	Capital Stock		Reserves	Accumulated	(Deficit)/	Total
	Number	Amount	Share-Based	Comprehensive	Retained Earnings
			Payments	Loss (1)
Balance at December 31, 2012	105,892,129	$103,246,773	$4,710,841	$(1,498,045)	$(2,555,408)	$103,904,161

Warrants exercised	510,300	987,612	(182,143)	-	-	805,469
Stock options exercised	1,550,000	2,707,709	(862,672)	-	-	1,845,037
Share issuance costs		(1,823)	-			(1,823)
Share-based compensation	-	-	753,790	-	-	753,790
Net earnings for the period	-	-	-	-	6,002,276	6,002,276
Currency translation adjustment	-	-	-	(878,199)	-	(878,199)

Balance at March 31, 2013	107,952,429	106,940,271	4,419,816	(2,376,244)	3,446,868	112,430,711

Stock options exercised	350,000	486,082	(152,488)	-	-	333,594
Issuance of capital stock	615,776	1,250,000	-	-	-	1,250,000
Share-based compensation	-	-	1,754,103	-	-	1,754,103
Net earnings for the period	-	-	-	-	2,476,987	2,476,987
Currency translation adjustment	-	-	-	(1,111,261)	-	(1,111,261)

Balance at December 31, 2013	108,918,205	108,676,353	6,021,431	(3,487,505)	5,923,855	117,134,134

Stock options exercised	955,000	750,324	(249,600)	-	-	500,724
Issuance of capital stock	8,855,000	20,822,001	-	-	-	20,822,001
Share issuance costs	-	(1,431,086)	-	-	-	(1,431,086)
Share-based compensation	-	-	571,734	-	-	571,734
Net earnings for the period	-	-	-	-	2,467,989	2,467,989

Balance at March 31, 2014	118,728,205	$128,817,592	$6,343,565	$(3,487,505)	$8,391,844	$140,065,496

1) Prior to January 1, 2014, the functional currency of the Company’s Canadian operations was the Canadian dollar and the functional currency for all the foreign entities was the United States dollar. The functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar effective January 1, 2014, as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the credit facility (note 9). Exchange differences on the re-translation of the Company’s Canadian entities are now recorded in the statement of operations.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

1.      NATURE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. SilverCrest is a public company whose shares trade on the New York Stock Exchange (“NYSE”) (under the symbol SVLC), on the Toronto Stock Exchange (“TSX”) (under the symbol SVL) and the Frankfurt Stock Exchange (“FSE”) (under the symbol CW5).

The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on May 14, 2014.

2.      BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with SilverCrest’s most recently issued audited consolidated financial statements for the year ended December 31, 2013, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in Note 2 of these audited consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements, except for those policies which have changed as a result of the adoption of new and amended IFRS pronouncements effective January 1, 2014.

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

These condensed consolidated interim financial statements include the accounts of SilverCrest and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd. (both incorporated under the laws of Canada), and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V., Minera Metro S.A. de C.V., and SilverCrest de Mexico S.A. de C.V. (all incorporated under the laws of Mexico). All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Santa Elena Mine and Mineral Development
Santa Elena Oro y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
Minera Metro S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

3.      CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRS 8 – Operating Segments:
Amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics.  IFRS 8 was early adopted effective January 1, 2014. Refer to note 20, for disclosure of the Company’s operating segments.

IAS 32 – Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32, “Financial Instruments: Presentation” to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of ‘currently has a legally enforceable right of set-off’;
•	the application of simultaneous realization and settlement;
•	the offsetting of collateral amounts; and
•	the unit of account for applying the offsetting requirements.

IAS 32 was adopted effective January 1, 2014 and had no significant impact on the Company’s condensed consolidated interim financial statements.

IAS 36 – Impairment of Assets (“IAS 36”)
The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. IAS 36 was adopted effective January 1, 2014 and had no significant impact on the Company’s condensed consolidated interim financial statements.

IFRIC 21 – Levies (“IFRIC 21”)
An interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was adopted effective January 1, 2014 and had no significant impact on the Company’s condensed consolidated interim financial statements.

4.      NEW STANDARDS NOT YET ADOPTED

IFRS 9 – Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.

The Company has not yet completed the process of assessing the impact that IFRS 9 will have on its condensed consolidated interim financial statements, or whether to early adopt this new requirement.

5.      INVENTORY

	March 31, 2014	December 31, 2013
Silver and gold in process	$9,073,342	$9,712,803
Finished goods - dore bars	1,447,618	2,183,398
Supplies	912,522	1,000,164
	$11,433,482	$12,896,365

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

6.      PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Santa Elena Mine	Corporate	Total
	Equipment	Mining Assets	EIP	Office
Cost
Balance at December 31, 2012	$20,644,467	$17,720,006	$16,149,457	$108,817	$54,622,747
Additions	788,093	-	55,667,599	12,925	56,468,617
Sales of silver and gold 1	-	-	(748,654)	-	(748,654)
Inventory capitalized 1	-	-	168,995	-	168,995
Santa Elena Mine acquisition cost reclass 2	-	(2,330,000)	2,330,000	-	-
Disposals	(36,760)	(1,590)	-	-	(38,350)
Balance at December 31, 2013	21,395,800	15,388,416	73,567,397	121,742	110,473,355
Additions	150,717	-	10,969,203	-	11,119,920
Sandstorm contribution 3	-	-	(10,000,000)		(10,000,000)
Sales of silver and gold 1	-	-	(39,987)	-	(39,987)
Balance at March 31, 2014	$21,546,517	$15,388,416	$74,496,613	$121,742	$111,553,288

Accumulated depreciation and depletion
Balance at December 31, 2012	$5,421,253	$5,668,218	$-	$87,323	$11,176,794
Charge for the year	2,158,448	4,020,689	-	9,912	6,189,049
Disposals	(35,058)	-	-	-	(35,058)
Balance at December 31, 2013	7,544,643	9,688,907	-	97,235	17,330,785
Charge for the period	548,965	1,048,863	-	2,521	1,600,349
Balance at March 31, 2014	$8,093,608	$10,737,770	$-	$99,756	$18,931,134

Carrying amounts
At December 31, 2013	$13,851,157	$5,699,509	$73,567,397	$24,507	$93,142,570

At March 31, 2014	$13,452,909	$4,650,646	$74,496,613	$21,986	$92,622,154

(1) Prior to completing the commissioning of Santa Elena’s underground mine, proceeds from the sales of silver and gold and related expenses are capitalized.

(2) Based on updated quantities of probable reserves and resources disclosed in the Technical Report, SilverCrest allocated the Santa Elena Mine $4 million acquisition cost between open pit mine asset and underground mine asset, which resulted in a reclass of $2,330,000 from Santa Elena Mine Mining Assets to Santa Elena Mine Expansion in Progress (“EIP”).

(3) In March 2014, in accordance with the terms of the Purchase Agreement (note 8), Sandstorm made an additional $10 million upfront deposit for their share of Santa Elena’s expansion capital costs. The additional $10 million upfront deposit was recorded as a reduction to the carrying value of the Santa Elena EIP asset.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At March 31, 2014, the remaining commitments totaled approximately $3,300,000, which are expected to fall due over the next 12 months. Subsequent to March 31, 2014, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totalling approximately $2,800,000.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

7.           EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

2014				2014
	Cruz de Mayo	La Joya	Other	Total
Balance at December 31, 2013	$2,981,200	$12,568,905	$125,193	$15,675,298
Additions
Acquisition and option payments	$-	$-	$75,000	$75,000
Deferred exploration costs	8,864	620,018	377,902	1,006,784
Subtotal, 2014 additions	8,864	620,018	452,902	1,081,784

Balance at March 31, 2014	$2,990,064	$13,188,923	$578,095	$16,757,082

2013				2014
	Cruz de Mayo	La Joya	Other	Total
Balance at December 31, 2012	$2,872,383	$8,186,679	$-	$11,059,062
Additions
Acquisition and option payments	$50,000	$2,670,000	$100,000	$2,820,000
Deferred exploration costs	58,817	1,712,226	25,193	1,796,236
Subtotal, 2013 additions	108,817	4,382,226	125,193	4,616,236

Balance at December 31, 2013	$2,981,200	$12,568,905	$125,193	$15,675,298

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Company has the right to acquire the 100% interest in the El Guereguito concession by making staged option payments totaling $1,000,000.

	El Guereguito
November 19, 2010 - November 19, 2013	165,000	(total paid)
$50,000 on each anniversary date	835,000
TOTAL	$1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR on revenues from production of minerals which ceases on cumulative payments of $1,000,000.

La Joya Project, Mexico

The La Joya Project, located southeast of Durango City, Durango State, Mexico is comprised of 15 mineral concessions. Nine of the 15 mineral concessions are known as the La Joya West concessions, which the Company acquired on May 24, 2013, pursuant to the Company’s full exercise of an option granted in 2010 by the original vendors of the concessions. Three of the 15 mineral concessions are known as the La Joya East concessions, which the Company still maintains an option to purchase from the original owners. The remaining three contiguous mineral concessions were staked directly by the Company’s wholly-owned subsidiary, SilverCrest de Mexico S.A. de C.V.

Prior to 2013, the Company held an option to acquire a 100% interest in the La Joya West concessions, which option was exercised in full on May 24, 2013 by making staged payments totalling $2,680,000 over a three year period commencing June 2010. The final payment of $2,500,000 was settled on May 24, 2013, by a combination of cash payment ($1,250,000) and the issuance of a total of 615,776 common shares of the Company. In March 2014, the Company released the final payment on the La Joya West concessions upon verification of title registration in Mexico. There is a 2% NSR on revenues from production of minerals.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

7.      EXPLORATION AND EVALUATION ASSETS (continued)

On November 25, 2010, the Company entered into an option agreement to acquire a 100% interest in the three La Joya East concessions. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totalling $1,500,000 over a three year period commencing January 2011 (of which $325,000 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of $1,175,000 may be paid in two equal cash payments in the amount of $587,500 each, with the first payment due May 6, 2014 and the second and final payment due May 6, 2015. There is a 2% NSR on revenues from production of minerals. Of the final option payments, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR.

8.     DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Gold Ltd. under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000 and 3,500,000 common shares of Sandstorm. The agreement also provides for ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold until a total of 50,000 ounces of gold have been delivered. The per ounce price of $350 is subject to an increase of 1% per annum commencing April 1, 2014.

Under the terms of the Purchase Agreement, the Company could have been required to return a portion of the Upfront Deposit if certain production levels were not achieved. Therefore, the Upfront Deposit and fair value of the shares were treated as deferred revenue. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for fiscal 2014, is based on the proportion of gold ounces sold to Sandstorm in the period, to 50,000 ounces of gold deliverable to Sandstorm.

In February 2014, the Company received notice of Sandstorm’s election to participate in the Underground Mine Option. In accordance with the terms of the exercise of the option, Sandstorm made an additional upfront deposit of $10 million to the Company, and will continue to make ongoing per ounce payments of $350 until 50,000 ounces of gold have been delivered to Sandstorm, inclusive of ounces already received from open-pit production, at which time the payments will increase to $450 per ounce of gold. The Company recorded the additional $10 million upfront deposit as a reduction to the carrying value of the Santa Elena EIP asset (note 6) as there are no requirements to return any portion of the deposit.

The Company has granted Sandstorm a charge on the assets of the Company that is subordinate to any existing and future bank debt.

During the quarter ending March 31, 2014, the Company recorded revenue of $854,446 (2013 - $1,069,037) from the delivery of 1,530 gold ounces (2013 - 1,474) to Sandstorm, which consisted of $535,500 (2013 - $515,846) in cash and $318,946 (2013 - $553,191) from amortization of deferred revenue.

Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm Shares	Total Deferred Revenue

As at December 31, 2012	$7,995,181	$954,843	$8,950,024
Delivery of gold	(2,044,119)	(244,123)	(2,288,242)
As at December 31, 2013	5,951,062	710,720	6,661,782
Less current portion	(2,346,749)	(280,266)	(2,627,015)
Deferred revenue	$3,604,313	$430,454	$4,034,767

As at December 31, 2013	$5,951,062	$710,720	$6,661,782
Delivery of gold	(284,919)	(34,027)	(318,946)
As at March 31, 2014	5,666,143	676,693	6,342,836
Less current portion	(1,340,793)	(160,128)	(1,500,921)
Deferred revenue	$4,325,350	$516,565	$4,841,915

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

9.     CREDIT FACILITY

On July 11, 2013, SilverCrest entered into a three year $40 million secured corporate credit facility (the “Facility”) with The Bank of Nova Scotia (“Scotiabank”). The credit limit available under the Facility will reduce by $10 million on each of July 11, 2014 and July 11, 2015, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

The $40 million Facility is fully available and is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets.

Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The Facility is subject to standby fees and interest is currently payable at the rate of 3.24% per annum.

The availability of the Facility is subject to various qualitative and quantitative covenants, including a current ratio, a debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. The Company is in compliance with all such covenants as at March 31, 2014. The Company drew down $15 million on this Facility during the three month period ended March 31, 2014. SilverCrest incurred $53,931 (2013 - $Nil) in interest expense under the Facility which was capitalized to Santa Elena EIP and $61,699 (2013 - $Nil) in standby fees recorded in the statements of operations.

In fiscal 2013, the Company deferred $514,758 of incremental costs associated with the set-up of the Facility. These costs are being amortized over the three year term of the Facility. During the three month period ended March 31, 2014, the Company amortized $42,309, included in “Finance costs” in the statement of operations. The unamortized portion, amounting to $391,122, is included in “Deferred finance costs” on the consolidated statement of financial position.

10.      CAPITAL STOCK AND RESERVES

Authorized Shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value.

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year. The company has not granted options for periods exceeding 5 years.

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price - CAD$
As at December 31, 2012	7,800,000	$1.53
Issued	3,085,000	$1.78
Exercised	(1,900,000)	$1.15
As at December 31, 2013	8,985,000	$1.69
Issued	100,000	$2.00
Exercised	(955,000)	$0.58
As at March 31, 2014	8,130,000	$1.83

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

10.      CAPITAL STOCK AND RESERVES (continued)

		Options Outstanding			Options Exercisable
Exercise Price - CAD$	Expiry Date	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price - CAD$	Number of Shares Issuable on Exercise	Weighted Average Exercise Price - CAD$
$1.60	November 7, 2014	240,000	0.61	$1.60	240,000	$1.60
$0.50	July 22, 2014	25,000	0.31	$0.50	25,000	$0.50
$1.05	September 10, 2015	950,000	1.45	$1.05	950,000	$1.05
$1.94	February 15, 2016	175,000	1.88	$1.94	175,000	$1.94
$1.17	June 17, 2016	200,000	2.22	$1.17	200,000	$1.17
$1.65	August 2, 2016	1,450,000	2.34	$1.65	1,450,000	$1.65
$1.60	November 7, 2016	145,000	2.61	$1.60	145,000	$1.60
$2.60	December 5, 2017	1,760,000	3.68	$2.60	1,320,000	$2.60
$2.60	January 31, 2018	350,000	3.84	$2.60	262,500	$2.60
$1.68	December 13, 2018	2,735,000	4.71	$1.68	683,750	$1.68
$2.00	January 15, 2019	100,000	4.80	$2.00	25,000	$2.00
		8,130,000	3.35	$1.83	5,476,250	$1.81

Share-based compensation

During the three month period ended March 31, 2014, the Company granted 100,000 (2013 - 350,000) incentive stock options with a weighted average fair value per option granted of CAD$0.77 (2013 - $1.44) for a total fair value of $68,420 (2013 - $489,908). The share-based compensation recognized during the three month period ended March 31, 2014, under the fair value method, was $571,734 (2013 - $753,790).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	March 31, 2014	March 31, 2013
Risk-free interest rate	1.15%	1.50%
Expected dividend yield	-	-
Expected stock price volatility	56.45%	66.27%
Expected forfeiture rate	2.0%	1.0%
Expected option lives	3 years	5 years

11.      REVENUES

	March 31, 2014	March 31, 2013
Gold revenue - spot prices	$8,074,931	$9,587,620
Gold revenue - Sandstorm (1)	854,446	1,069,037
Silver revenue	4,116,137	4,672,985
	13,045,514	15,329,642
Capitalized to Santa Elena Mine EIP(2)	(39,987)	-
	$13,005,527	$15,329,642

(1) The Company recorded revenue of $854,446 (2013 – $1,069,037) from the delivery of 1,530 gold ounces (2013 – 1,474) to Sandstorm, which consisted of $535,500 (2013 – $515,846) in cash and $318,946 (2013 – $553,191) from amortization of deferred revenue.

 (2) Prior to completing the commissioning of Santa Elena’s underground mine, proceeds from the sale of silver and gold are capitalized to the Santa Elena Mine EIP included in PPE (note 6).

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

12.      COST OF SALES

	March 31, 2014	March 31, 2013
Mining	$1,221,429	$3,050,977
Crushing and Processing	1,807,233	1,526,973
General and administrative	957,469	859,314
	3,986,131	5,437,264
Environmental mining duty (1)	66,000	-
Inventory adjustment	634,392	(1,068,745)
	$4,686,523	$4,368,519

(1) Effective January 1, 2014, the new Mexican Environmental Mining Duty, calculated 0.5% of gross revenues, is included as part of cost of sales.

13.      GENERAL AND ADMINISTRATIVE

	March 31, 2014	March 31, 2013
Remuneration (note 16)	$468,286	$459,801
Professional fees (note 16)	137,788	169,942
General exploration	14,357	24,779
Regulatory	239,853	87,026
Shareholder and investor relations	93,100	122,165
Trade shows and travel	188,866	202,604
Other corporate expenses	162,085	120,442
Mexico corporate expenses	172,667	154,167
	$1,477,002	$1,340,926

14.      OTHER INCOME

Other income of $614,314 relates to net proceeds received from an insurance claim.

15.      EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	March 31, 2014	March 31, 2013
Numerator
Net earnings for the period	$2,467,989	$6,002,276

Denominator
For basic - weighted average number of common shares outstanding	111,315,927	107,170,245
Effect of dilutive stock options and warrants	1,991,888	2,303,891
For diluted - adjusted weighted average number of common shares outstanding	113,307,815	109,474,136

Earnings per common share
Basic	$0.02	$0.06
Diluted	$0.02	$0.05

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

16.   RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $28,990 (2013 - $52,973) for legal fees, which were included in professional fees, and $130,118 (2013 - $Nil) for share issuance costs to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $5,615 (2013 - $9,208) in share-based payments to this partner.

Key Management Compensation

	March 31, 2014	March 31, 2013
Salaries and short-term benefits (1)	$212,058	$231,875
Directors' fees	31,298	28,310
Share-based payments	335,332	386,730
	$578,688	$646,915

(1)	Total remuneration paid to the President, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $43,529 (2013 - $48,692) for technical and administrative services and recognized $12,537 (2013 - $15,910) in share-based payments to close members of the families of individuals who are part of key management personnel.

The Company shares rent, salaries, and administrative services with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During the three month period ended March, 31 2014, the Company incurred $33,550 (2013 - $22,818) on behalf of Goldsource for these services, of which $33,550 (2013 - $22,818) was outstanding to be received at March 31, 2014.

17.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the table:

	March 31, 2014	March 31, 2013
Non-cash investing and financing activities
Capitalized to property, plant and equipment
Accounts payable and accrued liabilities	$263,966	$1,030

Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$1,648,851	$1,884,158

18.   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, taxes receivable, accounts payable and accrued liabilities, taxes payable and the credit facility. Fair value is the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of amounts receivable, accounts payable and accrued liabilities and the credit facility approximate their carrying values due to the short term to maturities of these financial instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s cash and cash equivalents are measured using Level 1 inputs.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

19.           INCOME TAXES

The composition of the Company’s deferred tax assets and liabilities are as follows:

	March 31, 2014	December 31, 2013
Mexico operations
Deferred tax assets:
Non-Capital losses	$229,000	$229,000
Asset retirement obligations	1,403,000	1,376,000
Deferred tax liabilities:
Property, plant and equipment	(4,618,000)	(7,589,000)
Exploration and evaluation assets	(2,632,000)	(2,594,000)
Deferred revenue	(3,000,000)	-
Inventory	(423,000)	(465,000)
Defered tax liabilities, net	$(9,041,000)	$(9,043,000)

20.      SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation projects at La Joya, Cruz de Mayo and other exploration projects, Mexico; and Corporate. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segmented information is presented as follows:

	Mexico	Mexico	Canada
March 31, 2014	Santa Elena	Other Projects	Corporate	Total
Revenue	$12,971,500	$-	$34,027	$13,005,527
Cost of sales	(4,686,523)	-	-	(4,686,523)
Depletion, depreciation and accretion	(1,718,885)	-	(2,521)	(1,721,406)
Mine operating earnings	6,566,092	-	31,506	6,597,598
Other net expenses	(248,433)	-	(1,640,176)	(1,888,609)
Current income tax expense	(2,243,000)	-	-	(2,243,000)
Deferred tax recovery	2,000	-	-	2,000
Net earnings (loss) for the period	$4,076,659	$-	$(1,608,670)	$2,467,989

Asset Information
Property, Plant and Equipment	$92,600,168	$-	$21,986	$92,622,154
Exploration and evaluation assets	$-	$16,757,082	$-	$16,757,082

March 31, 2013	Santa Elena	Other Projects	Corporate	Total
Revenue	$15,270,624	$-	$59,018	$15,329,642
Cost of sales	(4,368,519)	-	-	(4,368,519)
Depletion, depreciation and accretion	(1,375,950)	-	(2,995)	(1,378,945)
Mine operating earnings	9,526,155	-	56,023	9,582,178
Other net expenses	(154,167)	-	(1,433,735)	(1,587,902)
Current income tax expense	(2,100,000)	-	-	(2,100,000)
Deferred tax recovery	108,000	-	-	108,000
Net earnings (loss) for the period	$7,379,988	$-	$(1,377,712)	$6,002,276

Asset Information
Property, Plant and Equipment	$56,837,609	$-	$24,115	$56,861,724
Exploration and evaluation assets	$-	$11,514,062	$-	$11,514,062

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE MONTHS ENDED MARCH 31, 2014 and 2013	NYSE MKT: SVLC TSX: SVL FSE: CW5

21.      CONTINGENCIES

In December 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to avoid labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements, as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company continues to review these amendments, but currently believes it is probable that these amended labour laws will not result in additional profit sharing entitlements for its Mexican employees at March 31, 2014, other than what is presently recorded.

22.      SUBSEQUENT EVENT

Commissioning of Santa Elena’s new 3,000 tonne-per-day mill and processing plant commenced in May 2014. The commissioning phase is expected to span approximately three months and is planned to test all aspects of the facility and remediate any issues that may arise.